SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: April 27, 2010
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐                 Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐                 No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____  ..)
Enclosed:
News Release

April 27, 2010

Support for Ivanhoe Mines’ shareholders’ rights plan
recommended by two leading independent proxy advisory firms
VANCOUVER, CANADA — Ivanhoe Mines Ltd. announced today that RiskMetrics Group and Glass Lewis & Co., two leading, independent proxy advisory firms, have recommended that shareholders vote in favour of the resolution to approve Ivanhoe Mines’ amended and restated shareholders’ rights plan to be considered at the company’s annual general and special meeting of shareholders to be held in Vancouver May 7, 2010.
David Huberman, Ivanhoe Mines’ lead Independent Director and Chair of the Corporate Governance Committee, said the independent evaluations provide added confidence to shareholders who are prepared to approve the adoption of the shareholders’ rights plan. “The Board of Directors determined that the plan is in the best interests of the shareholders and the company. The recommendations of support by RiskMetrics and Glass Lewis confirm that the plan is a sound and appropriate measure.”
Ivanhoe Mines announced the adoption of the plan on April 5 to ensure fair treatment of all Ivanhoe Mines shareholders during any takeover bid for Ivanhoe’s outstanding common shares, or other transaction that would involve a change of control. Several amendments to the plan were announced on April 22.
Information on how to vote proxies or to obtain Ivanhoe Mines’ notice of meeting and management information circular is available toll-free at 1-866-425-8541 from Georgeson Shareholder Communications Canada, the company’s proxy solicitation agent. Proxies must be received by 9 a.m. (Vancouver time) on Wednesday, May 5, 2010.
The complete text of the amended rights plan is available for public viewing at the System for Electronic Document Analysis and Retrieval (SEDAR) via the Internet at www.sedar.com, or upon request from Ivanhoe Mines.
About Ivanhoe Mines
Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Core assets include the company’s world-scale, Oyu Tolgoi copper-gold mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Energy Resources (TSX: SGQ; HK: 1878); an 81% interest in Ivanhoe Australia (ASX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.
Information contacts
Investors: Bill Trenaman +1.604.688.5755. Media: Bob Williamson +1.604.331.9830
www.ivanhoemines.com

Forward-looking statements
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A filed at www.SEDAR.com. The reader is cautioned not to place undue reliance on forward-looking information or statements. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future, unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: April 27, 2010	By:	/s Beverly A. Bartlett

BEVERLY A. BARTLETT
Vice President & Corporate Secretary